

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2018

Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

> **Re:** **TSR, Inc.**
> **PREC14A filed by Zeff Capital, L.P., Zeff Holding Company, LLC,**
> **Daniel Zeff, H. Timothy Eriksen, and Bradley M. Tirpak**
> **Filed October 17, 2018**
> **File No. 000-08656**

Dear Mr. Schnell:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

General

1. We note the letter from Zeff Capital to Mr. James Hughes on July 16, 2018 (filed as an exhibit to two amended Schedule 13D filings made by Joseph F. Hughes and Winifred Hughes, respectively, on July 17, 2018), which states, "Zeff Capital L.P. ("Zeff Capital"), together with its partners QAR Industries, Inc. and Fintech Consulting LLC, is pleased to inform you of our interest in acquiring the 819,000 shares of common stock of TSR, Inc. ("TSRI") owned by Joseph and Winifred Hughes, for $6.25 per share in cash." It appears that this expression of interest soon after led to the sale of such shares to the parties mentioned, as further disclosed in two subsequent amended Schedule 13D filings made by Joseph F. Hughes and Winifred Hughes, respectively, on July 24, 2018. In light of the foregoing, please advise us as to why the Zeff Group, in its own Schedule 13D filings that relate to its purchase of TSR, Inc. shares, has not indicated that it has acted as a group with QAR Industries, Inc. and Fintech Consulting LLC.

Background of This Proxy Solicitation, page 8

2. Further to the previous comment, please advise us as to why this section of the proxy statement omits any reference to the letter sent by Zeff Capital to Mr. James Hughes dated July 16, 2018.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-8094 with any questions.

Sincerely,

/s/ David M. Plattner

David M. Plattner
Special Counsel
Office of Mergers and Acquisitions